UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gladstone Alternative Income Fund

(Name of Issuer)

Common Shares of beneficial interest, $0.001 par value per share

(Title of Class of Securities)

37653U204, 37653U30, 37653U105

(CUSIP Number)

Michael LiCalsi

General Counsel

The Gladstone Companies, Inc.

1521 Westbranch Drive, Suite 100

McLean VA, 22102

(703) 287-5800

With a copy to:

William J. Tuttle, P.C.

Erin M. Lett

Kirkland & Ellis LLP

1301 Pennsylvania Avenue NW

Washington, DC 20004

(202) 389-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37653U204, 37653U30, 37653U105	13D	Page 2

1.	Names of reporting persons The Gladstone Companies, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 510,000
	8.	Shared voting power 0
	9.	Sole dispositive power 510,000
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 510,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 49.8%*
14.	Type of reporting person (see instructions) CO, HC

*	This percentage is calculated based upon 1,023,400 shares of the Issuer’s common shares of beneficial interest issued and outstanding as of December 12, 2024.

CUSIP No. 37653U204, 37653U30, 37653U105	13D	Page 3

1.	Names of reporting persons The Gladstone Companies, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 510,000 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 510,000 (1)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 510,000 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 49.8%*
14.	Type of reporting person (see instructions) CO, HC

*	This percentage is calculated based upon 1,023,400 shares of the Issuer’s common shares of beneficial interest issued and outstanding as of December 12, 2024.
(1)	Solely in its capacity as the sole shareholder of The Gladstone Companies, Inc.

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1.	Names of reporting persons David Gladstone
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 510,000 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 510,000 (1)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 510,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 49.8%*
14.	Type of reporting person (see instructions) IN

*	This percentage is calculated based upon 1,023,400 shares of the Issuer’s common shares of beneficial interest issued and outstanding as of December 12, 2024.
(1)	Solely in his capacity as the sole shareholder of The Gladstone Companies, Ltd. and an executive officer and director of The Gladstone Companies, Inc.

CUSIP No. 37653U204, 37653U30, 37653U105	13D	Page 5

1.	Names of reporting persons Gladstone Capital Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Maryland

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 250,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 250,000

11.	Aggregate amount beneficially owned by each reporting person 250,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.4%*
14.	Type of reporting person (see instructions) CO, IV

*	This percentage is calculated based upon 1,023,400 shares of the Issuer’s common shares of beneficial interest issued and outstanding as of December 12, 2024.

CUSIP No. 37653U204, 37653U30, 37653U105	13D	Page 6

1.	Names of reporting persons Gladstone Investment Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 250,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 250,000

11.	Aggregate amount beneficially owned by each reporting person 250,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.4%*
14.	Type of reporting person (see instructions) CO, IV

*	This percentage is calculated based upon 1,023,400 shares of the Issuer’s common shares of beneficial interest issued and outstanding as of December 12, 2024.

CUSIP No. 37653U204, 37653U30, 37653U105	13D	Page 7

1.	Names of reporting persons Gladstone Management Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 500,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 500,000

11.	Aggregate amount beneficially owned by each reporting person 500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 48.9%*
14.	Type of reporting person (see instructions) CO, IA

*	This percentage is calculated based upon 1,023,400 shares of the Issuer’s common shares of beneficial interest issued and outstanding as of December 12, 2024.

CUSIP No. 37653U204, 37653U30, 37653U105	13D	Page 8

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), of Gladstone Alternative Income Fund, a Delaware statutory trust (the “Issuer”). The address of the principal executive offices of the Issuer is 1521 Westbranch Drive, Suite 100, McLean, VA 22102.

Item 2.	Identity and Background

(a)-(c)

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement, by (i) The Gladstone Companies, Inc. (“TGC”), a Delaware corporation and alternative asset manager; (ii) The Gladstone Companies, Ltd. (“TGC Ltd.”), a Cayman Islands exempted company, which is the sole stockholder of TGC and whose principal business is to act as the holding company and controlling entity of TGC; (iii) David Gladstone, the sole stockholder of TGC Ltd.; (iv) Gladstone Capital Corporation (“GLAD”), a Maryland corporation whose principal business is investing in debt securities of established private lower middle market companies in the United States; (v) Gladstone Investment Corporation, a Delaware corporation whose principal business is investing in debt and equity securities of private businesses operating in the United States (“GAIN”); and (vi) Gladstone Management Corporation (“GMC” and collectively with TGC, TGC Ltd., David Gladstone, GLAD and GAIN, the “Reporting Persons”) a Delaware corporation and an investment adviser registered under the Investment Advisers Act of 1940.

Set forth in the attached Annex A is a listing of the directors and executive officers of each Reporting Person (collectively, the “Covered Persons”), and Annex A is incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each Reporting Person and each Covered Person is 1521 Westbranch Drive, Suite 100, McLean, VA 22102.

(d) During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 9, 2024, TGC used working capital to purchase 250,000 Common Shares from the Issuer at an aggregate purchase price of $2.5 million (or $10 per Common Share). Also on December 9, 2024, each of GLAD and GAIN used their respective working capital to purchase 125,000 Common Shares from the Issuer at an aggregate purchase price of $1.25 million (or $10 per Common Share).

On December 12, 2024, TGC used working capital to purchase an additional 250,000 Common Shares from the Issuer at an aggregate purchase price of $2.5 million (or $10 per Common Share). Also on December 12, 2024, each of GLAD and GAIN used their respective working capital to purchase an additional 125,000 Common Shares from the Issuer at an aggregate purchase price of $1.25 million (or $10 per Common Share).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the Common Shares represent an attractive investment opportunity.

CUSIP No. 37653U204, 37653U30, 37653U105	13D	Page 9

The Reporting Persons will continuously evaluate the business and prospects of the Issuer, alternative investment opportunities and all other factors deemed relevant in determining whether additional securities of the Issuer will be acquired by the Reporting Persons or whether the Reporting Persons will dispose of any Common Shares acquired by any of them.

Except as otherwise disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals which would relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of the Issuer and related alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of trustees of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages and Item 3 of this Schedule 13D is incorporated by reference into this Item 5. Ownership percentages set forth in this Schedule 13D are based upon 1,023,400 Common Shares issued and outstanding as of December 12, 2024.

TGC Ltd., in its capacity as the sole stockholder of TGC, has the ability to appoint and remove directors of TGC and, as such, may indirectly control the decisions of TGC regarding the voting and disposition of securities beneficially owned by TGC. Therefore, TGC Ltd. may be deemed to have indirect beneficial ownership of the Common Shares held by TGC.

David Gladstone, in his capacity as the sole stockholder of TGC Ltd., has the ability to appoint and remove directors of TGC Ltd. and, as such, may indirectly control the decisions of TGC Ltd. regarding the voting and disposition of securities beneficially owned by TGC. Additionally, David Gladstone, in his capacity as a director and chief executive officer of TGC, has the ability to direct the management of TGC’s business, including the power to direct the decisions of TGC regarding the voting and disposition of securities beneficially owned by TGC. Therefore, David Gladstone may be deemed to have indirect beneficial ownership of the Common Shares held by TGC.

GMC, in its capacity as the investment adviser to both GAIN and GLAD, has the ability to control the decisions of each of GAIN and GLAD regarding the voting and disposition of securities own by such entity. Therefore, GMC may be deemed to have indirect beneficial ownership of the Common Shares held by each of GAIN and GLAD.

(c) On December 9, 2024, Mr. Sateri purchased 10,000 Common Shares for an aggregate purchase price of $100,000 ($10.00 per Common Shares), Mr. LiCalsi purchased 1,500 Common Shares for an aggregate purchase price of $15,000 ($10.00 per Common Shares) and Mr. Malesardi purchased 1,000 Common Shares for an aggregate purchase price of $10,000 ($10.00 per Common Shares). Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons or Covered Persons has engaged in any transaction in Common Shares during the past 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2 and 5 hereof is hereby incorporated by reference into this Item 6. Each executive officer and director of GAIN and GLAD serves in a similar capacity for the Issuer.

TGC holds 100% of the voting and economic interest in GMC. However, voting and dispositive power over the Common Shares held by GLAD and GAIN sits with an investment committee at GMC comprised of four members, with the approval of 75% of the committee required.

To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

CUSIP No. 37653U204, 37653U30, 37653U105	13D	Page 10

Item 7.	Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 12, 2024.

CUSIP No. 37653U204, 37653U30, 37653U105	13D	Page 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2024

The Gladstone Companies, Inc.

By:	/s/ David Gladstone
Name: David Gladstone
Title: Chief Executive Officer

The Gladstone Companies, Ltd.

By:	/s/ David Gladstone
Name: David Gladstone
Title: Chief Executive Officer

Gladstone Capital Corporation

By:	/s/ David Gladstone
Name: David Gladstone
Title: Chief Executive Officer

Gladstone Investment Corporation

By:	/s/ David Gladstone
Name: David Gladstone
Title: Chief Executive Officer

Gladstone Management Corporation

By:	/s/ David Gladstone
Name: David Gladstone
Title: Chief Executive Officer

/s/ David Gladstone
Name: David Gladstone